Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

June 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Diversified High Income Fund, Inc. (File No. 811-22014)

Pioneer Floating Rate Fund, Inc. (File No. 811-21654)

Pioneer High Income Fund, Inc. (File No. 811-21043)

Pioneer Municipal High Income Advantage Fund, Inc. (File No. 811-21409)

Pioneer Municipal High Income Fund, Inc. (File No. 811-21321)

Pioneer Municipal High Income Opportunities Fund, Inc. (File No. 811-23699)

Ladies and Gentlemen:

This letter responds to comments we received from Mr. Christopher Bellacicco of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding the preliminary proxy statement filed by Pioneer Diversified High Income Fund, Inc. (“HNW”), Pioneer Floating Rate Fund, Inc. (“PHD”), Pioneer High Income Fund, Inc. (“PHT”), Pioneer Municipal High Income Advantage Fund, Inc. (“MAV”), Pioneer Municipal High Income Fund, Inc. (“MHI”) and Pioneer Municipal High Income Opportunities Fund, Inc. (“MIO”) on May 20, 2025. Following are the Staff’s comments with respect to the preliminary proxy statement and the Funds’ responses thereto:

1.	A.	Comment:	The Staff requested that each Fund confirm supplementally that it will stay current on its filing obligations.

		Response:	Each Fund confirms that it will stay current on its filing obligations.

	B.	Comment:	The Staff requested that each Fund confirm supplementally that it will use reasonable efforts to locate all of its stockholders.

		Response:	Each Fund confirms that it will use reasonable efforts to locate all of its stockholders.

	C.	Comment:	The Staff requested that each Fund confirm supplementally that it will decide on the collectability of all receivables and that the Fund will include in its respective liquidation costs anything that it believes will not be collected.

		Response:	Each Fund confirms that it will decide on the collectability of all receivables and that the Fund will include in its respective liquidation costs anything that it believes will not be collected.

	D.	Comment:	The Staff requested that each Fund advise supplementally whether the Codification Topic 450 and Financial Accounting Standards Board FAS 5 (“Topic 450”) will be used in accounting for the Fund’s liquidation.

		Response:	Each Fund confirms that Topic 450 will be used in accounting for the Fund’s liquidation.

	E.	Comment:	The Staff requested that each Fund supplementally indicate whether it has stopped selling its shares.

		Response:	The Funds note that each Fund is an exchange-listed closed end Fund and also that the liquidation of each Fund is subject to stockholder approval. The Funds confirm that, following stockholder approval of a Fund’s liquidation, the Fund will provide notice regarding the impending liquidation to the applicable exchange so that the exchange may suspend trading in the Fund’s shares in accordance with its rules and Rule 12d2-1 under the Securities Exchange Act of 1934.

2.		Comment:	The Staff requested that each Fund supplementally address whether it, its investment adviser or its affiliates have entered into a standstill agreement with a third party with respect to the Fund.

		Response:	Each Fund confirms that none of it, its investment adviser or its affiliates have entered into a standstill agreement with a third party with respect to the Fund.

3.		Comment:	The Staff noted that the Funds state in the “Question and Answers” section of the proxy statement that the Board considered a variety of factors in approving the Liquidation and the Plan for each Fund, including “the uncertain nature and timing, and anticipated costs, of a settlement agreement with the closed-end fund activist investor,” and suggested that the Funds add a parenthetical stating “in the event of any litigation” after the term “settlement agreement”

		Response:	The Funds note that the disclosure referenced by the Staff is intended to refer to a standstill agreement, and not a settlement agreement in connection with litigation. The Funds will replace the term “settlement agreement” with the term “standstill agreement” to clarify the disclosure.

4.		Comment:	The Staff noted that the Funds state in the “Summary of Plan of Liquidation and Dissolution” section of the proxy statement that each of Pioneer Diversified High Income Fund, Inc. and Pioneer High Income Fund, Inc. currently owns certain securities that are valued at or near zero and cannot be transferred or disposed of by the Fund as of the Effective Date due to sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) (the “Unmarketable Securities”). The Staff requested that the Funds please revise the disclosure to indicate the percentage of each Fund’s portfolio that is represented by Unmarketable Securities.

		Response:	The Funds will revise the disclosure referenced by the Staff to indicate that currently, less than one percent of Pioneer Diversified High Income Fund, Inc.’s portfolio is represented by Unmarketable Securities. The Funds note that, after further review, it has been confirmed that Pioneer High Income Fund, Inc. does not own Unmarketable Securities, and the Funds will revise the disclosure accordingly.

5.	Comment:	The Staff requested that the Funds add disclosure to the “Ownership of Shares of Each Fund” section of the proxy statement confirming that, for each Fund, as of the Record Date, the Directors and executive officers of the Fund as a group owned beneficially in the aggregate less than 1% of the outstanding shares of Common Stock of the Fund.

Response:	The Funds will add disclosure confirming that, for each Fund, as of the Record Date, the Directors and executive officers of the Fund as a group owned beneficially in the aggregate less than 1% of the outstanding shares of
Common Stock of the Fund.

6.	Comment:	The Staff requested that the Funds include the information required by Item 23 of Schedule 14A if the Funds plan to send only one proxy statement to two or more stockholders sharing the same address.

	Response:	The Funds note that the following disclosure is included on page 4 of the proxy statement in accordance with Item 23 of Schedule 14A, and respectfully submit that additional disclosure is not required:

“Please note that only one annual or semi-annual report or Joint Proxy Statement may be delivered to two or more stockholders of a Fund who share an address, unless the Fund has received instructions to the contrary. To request a separate copy of an annual report or the Joint Proxy Statement, or for instructions as to how to request a separate copy of these documents or as to how to request a single copy if multiple copies of these documents are received, stockholders should contact the applicable Fund at the address and phone number set forth above.”

Please call the undersigned at (617) 951-8458 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

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